Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    CoolBrands provides status report

    TORONTO, Jan. 12 /CNW/ - CoolBrands International Inc. ("CoolBrands")
(TSX: COB.A) provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission as set out in
Canadian Securities Administrators Staff Notice 57-301. These guidelines contemplate that CoolBrands will normally provide bi-weekly updates on its affairs until such time as the company is current with its filing obligations under Canadian securities laws.
    CoolBrands currently has approximately US$3,500,000 million of excess availability under its existing revolving credit facility and is actively pursuing other sources of working capital liquidity, including exploring the possibility of the sale of certain of its ice cream assets such as the remaining distribution assets, CoolBrands' foodservice division and
CoolBrands' ice cream brands, and the sale of CoolBrands' owned real estate.
    CoolBrands has entered into a definitive agreement with respect to the potential sale of CoolBrands Dairy, Inc. (as disclosed by press release dated
January 2, 2007).
    There has been no material change in the information contained in the notice of default (the "Notice of Default") dated November 30, 2006 and filed on SEDAR. Subsequent to the filing of the Notice of Default, there has not been any further default, nor does CoolBrands anticipate any further default for any financial statement filing requirements.

    About CoolBrands International: CoolBrands International Inc. is focused on marketing and selling a broad range of ice creams, frozen snacks and fresh yogurt products under nationally and internationally recognized brand names.
For more information about CoolBrands, visit www.coolbrandsinc.com.

    Forward Looking Statements:

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

    %SEDAR: 00003887E          %CIK: 0001005531

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.A.)

CO:  CoolBrands International Inc.

CNW 17:00e 12-JAN-07